FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

NOTICE CONCERNING RESULTS OF NTT DATA’S EMPLOYEE SURVEYS IN RELATION TO ITS REVISION OF SECONDMENT PROGRAM

On February 22, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning results of NTT DATA Corporation’s (“NTT DATA”) employee surveys in relation to the revision of its secondment program. NTT DATA is one of the main subsidiaries of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 22, 2008

February 22, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Results of NTT DATA’s Employee Surveys in Relation to its Revision of Secondment Program

NTT DATA Corporation (“NTT DATA”), a subsidiary of Nippon Telephone and Telegraph Corporation, has conducted employee surveys in relation to the revision of its secondment program announced on November 27, 2007. The results of the surveys are as described in the attached.

NTT DATA is currently making detailed calculations for revising full-year earning forecast for the fiscal year ending March 31, 2008. Such results will be announced in a separate announcement.

For further information, please contact:
(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

February 22, 2008

RESULTS OF EMPLOYEE SURVEYS

IN RELATION TO REVISION OF SECONDMENT

PROGRAM

NTT DATA Corporation

NTT DATA Corporation (“NTT DATA”) conducted employee surveys concerning the revision of its secondment program announced on November 27, 2007. The results of the surveys are as described below.

1.	Transfers to NTT DATA Group Companies

(1)	Applicable Persons: (a) Employees seconded without a fixed secondment term and (b) employees seconded with a fixed secondment term whose period of secondment will exceed three years as of March 31, 2008 (except those fulfilling certain requirements set by the company): Approx. 2,160 persons (excluding the Outplacement Support Program applicants)

(2)	Date of Implementation: April 1, 2008

(3)	Those Choosing to Transfer: Approx. 2,010 persons

2.	Outplacement Support Program

(1)	Applicable Persons: NTT DATA employees below managerial level who have been working for the company for over 10 consecutive years and are between the age of 50 and 59 (inclusive) as of March 31, 2008: Approx. 1,850 persons

(2)	Retirement Date: March 31, 2008 (Employees may choose to take a leave of absence for a maximum of one year prior to retirement.)

(3)	Those Applying for the Program: Approx. 300 persons

3.	Estimated Impact on Financial Affairs

The single sum payments arising from this program for the fiscal year ending March 31, 2008 are estimated to be around 37 billion yen on a consolidated basis (around 36 billion yen on a non-consolidated basis). The decrease in expenses with the disbursement of the single sum payments from next fiscal year on a consolidated basis is expected to be about 9 billion yen in the fiscal year ending March 31, 2009 and about 8 billion yen in the fiscal year ending March 31, 2010.

NTT DATA is currently making detailed calculations of the full-year earnings forecast for the fiscal year ending March 31, 2008. Such results will be announced in a separate announcement.

For more information, please contact:
Public Relations Department
NTT DATA Corporation
Tel: +81-3-5546-8051